Exhibit 21.1

Significant Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation
Airbnb Ireland UC	Ireland
Airbnb Payments Luxembourg S.A.	Luxembourg
Airbnb Payments UK Ltd.	United Kingdom
Airbnb Payments, Inc.	Delaware
Airbnb Plataforma Digital Ltda.	Brazil
Airbnb Stays, Inc.	Delaware
Airbnb Treasury Services LLC	Delaware